SHUAA Partners Acquisition Corp I
190 Elgin Avenue
George Town, Grand Cayman KY1-9008
Cayman Islands
February 25, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Victor Rivera Melendez

Re:	SHUAA Partners Acquisition Corp I Registration Statement on Form S-1 File No. 333-261889

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SHUAA Partners Acquisition Corp I (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on March 1, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Baker Botts L.L.P., request by telephone that such Registration Statement be declared effective.

Please contact Travis J. Wofford, of Baker Botts L.L.P., counsel to the Company, at (713) 229-1315, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Fawad Tariq Khan

Fawad Tariq Khan
Chief Executive Officer and Director